Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: January 28, 2021

Below is an excerpt from an article posted on Fortune on January 27, 2021

Bakkt wants to put your rewards, points, Bitcoin, and even stocks all in one new digital wallet

BY SHAWN TULLY

January 27, 2021 12:00 PM EST

If you’re like me, you’ve got a whole pile of loyalty and affinity cards for hotels, airlines, and stores. That stack’s too thick to fit in my wallet, so I park the plastic in my office drawer, wrapped in a rubber band, and pluck out what’s needed for a flight or shopping excursion. My haphazard adventure in redeeming points also encompasses logging into rewards sites at Chase or Hertz or Starbucks. If I were a millennial, or Gen-X or Gen-Z’er, I might have an online Bitcoin account and another for winnings on Xbox’s Call of Duty: Black Ops Cold War. Keeping track of the passwords is a pain, awards often expire unused, and I’m always getting special offers from Priceline.com for a hotel, say, in Ft. Lauderdale or sales at Whole Foods that come at the wrong time.

What if all of those points, awards, rewards, gift cards, cryptocurrencies and more could be combined into a single digital wallet on your iPhone or android device that’s as easy to use as an online brokerage account? A portfolio that could even include your stocks and bonds? That’s the new product that Bakkt, the fintech unit of trading colossus and NYSE parent Intercontinental Exchange that built a pioneering marketplace in digital currency futures, is launching. Bakkt, whose founding CEO was outgoing U.S. Georgia Senator Kelly Loeffler––her husband is ICE chief Jeff Sprecher––now offers its app to 100,000 customers, and will roll out to all-comers in March. The Bakkt app, for example, lets you use Bitcoin to purchase a TV from Best Buy, or swap Alaska Airlines miles to reload your Starbucks gift card. It displays the estimated value of all those now far-flung awards and cryptocurrencies in dollars, and a click will exchange any of them for cash.

You can use that cash, or exchange points, to buy stuff from Bakkt’s network of 200 merchants. Bakkt charges those retail partners ranging from Home Depot to Subway a fraction of what credit card companies receive for handling the sale. The stores reroute those savings into special deals for Bakkt customers, posted on the app. “Banks, retailers and travel companies have their own sites for redeeming awards,” Bakkt’s new CEO Gavin Michael told Fortune. “This is the first time they’ve been aggregated on a broad platform. We estimate that outstanding rewards total over $1 trillion, yet most people have no idea what their own rewards add up to. The day they get the Bakkt app, they’ll find out, and put what amounts to hordes of hidden dollars to work.”

Though Bakkt is now focused on unlocking rewards for Main Street shoppers, Sprecher has bigger ambitions. He views the lofty costs of processing payments by credit card as one of the prime targets for disruption in financial services. Bakkt, he says, could play a central role in wrestling down costs. As Bakkt attracts more and more retail partners, it will be handling a greater share of all payments in a “closed-loop,” direct wallet-to-store, digital zap that allows retailers to pocket 99.5 cents of what they sell, when they’re receiving just 97 cents on typical credit card sales. “The Bakkt app can expand to all kind of payments,” Sprecher told Fortune. “It can go a long way towards greatly lowering the 3 cents retailers are paying now, freeing up money for more awards and discounts for customers.”

Bakkt reached a milestone in early January when it announced that it will soon go public. That transformation will raise the cash needed to fund development costs as it attracts users, a population it expects to reach a staggering 30 million in five years. The new Bakkt is taking a different course than the one that Loeffler followed when she launched the venture in August of 2018, along with partners such as Starbucks and Microsoft that remain investors. The original goal was to attract mutual funds, ETFs, and big institutional investors to Bitcoin. “Because we’re in the exchange business, we knew investment funds thought they’d find a new customer base by offering Bitcoin,” says Sprecher. Bakkt achieved a big part of its goal by creating an exchange for Bitcoin futures that provided the secure custody and clearing that the digital currency sorely needed to go mainstream. But the “institutional adoption” Loeffler and Sprecher expected mainly didn’t happen.

Instead, it was the everyday consumer who rallied to Bitcoin. As Sprecher explains, “It became apparent that the real interest came from a younger generation much more engaged with apps on their mobile devices. Then we got into the COVID crisis and the institutions focused on other things. We started to say, “‘The consumer will adopt digital assets quickly, institutions’ minds are somewhere else.’” Sprecher and his partners shifted to targeting the generations moving away from cash and credit cards. The product they reckoned offered the broadest appeal: the first digital wallet holding both the cryptocurrencies young folks crave and the rewards that they’ve got plenty of, but are strewn across sundry cards and websites.

In early January, ICE announced that Bakkt’s being absorbed into a special purpose acquisition company (SPAC) sponsored by Chicago investment fund Victory Park Capital. SPACs, by the way, are a model pioneered by Sprecher. As part of that deal to go public, Bakkt will raise an additional $532 million to bankroll future development, including a $50 million contribution from ICE, which will own 65% of the new Bakkt Holdings, but own a minority of the voting shares. The public will purchase 8% of the shares. ICE and its partners estimate Bakkt’s enterprise value following its debut on the NYSE, expected in the second quarter, at $2.1 billion.

While most people think of digital assets as cryptocurrencies, Bakkt takes a much broader view. “We define digital assets as any store of value that can be traded or exchanged,” says Michael. “Bakkt made Bitcoin much easier to trade, and now we’re making what will be trillions in rewards, which were barely traded at all, as a currency that can be freely exchanged.”

Let’s look at a user’s typical day on the Bakkt App, as gleaned from an example of the company’s website. We’ll call the customer Digital Dave. Our Dave starts with a balance of $10,466 divided into four holdings, all shown in a pie chart on the opening “Portfolio” page: $4900 in rewards, $3000 in cryptocurrencies, $2000 in In-Game winnings, and $500 in cash. The $500 just arrived via a transfer from the client’s checking account at Chase. Three days before, Dave bought 0.023 Bitcoin tokens for $623. ICE handled the trade on its Bitcoin Monthly Futures platform on the ICE Futures U.S. exchange. Dave’s Bitcoin is held in “deep storage” custody at Bank of New York Mellon. “That Bitcoin trade happens behind the scenes, in ICE’s engine room,” says Michael. “To the customer, it looks like he or she is selling stock for cash.” The app has a page tracking the Bitcoin exchange rate, which is currently $32,000.

Dave then adds to his stash of 1,500 V-Bucks, Fortnite’s In-Game currency for purchases. He buys 20 more, at a conversion rate of $1 each, for $20 in cash. He’s accumulating V-Bucks to grab special deals at Target.

Dave wants to stop at Starbucks for an afternoon coffee, so he converts 150 of his 3000 Chase Ultimate Rewards points (cash value: around $1500) into 500 Starbucks Stars. He’s also got the option of reloading his Starbucks card using Bitcoin. He then trades another 1,800 Chase points for Apple AirPods, charging case included. Bakkt is able to put the points, miles and other rewards into estimated dollars, because it’s established conversion formulas with such sponsors as Starbucks, Apple and Xbox. Dave also holds investments at BlackRock in his wallet. In the near future, Bakkt wants to enable him to buy and sell mutual funds and trade stocks and bonds on the Bakkt App.

Bakkt generates revenue by charging 2% on Bitcoin trades, redemptions of points for cash, and awards bartered for other awards. Bakkt’s deals with retailers require that they channel part of the savings into special rewards and offers reserved for its clients. Its corporate partners also get lots of data that can guide them to targeting Bakkt subscribers who are likely to be interested in their offerings. Bakkt posits that they can convert browsing to sales at much high rate than on most consumer apps. For example, if a hotel company sees that Dave is trading its points to JetBlue for flights to Ft. Lauderdale, it can send him promos for hotel deals at sunny resort city. And it may be able to offer special discounts because it’s saving so much versus getting paid via credit card.

Few figures in financial services think bigger than Sprecher. And he’s convinced that Bakkt is poised to take a huge share of one of the world’s fastest-growing new markets. In Bakkt’s public filings, it forecasts that the combined market for cryptocurrencies, gift cards, loyalty points and In-Game assets will jump from $1.6 trillion in 2020 to over $5 trillion in 2025, waxing at a 25% year rate, with gift cards and rewards doubling to $2 trillion. Right now, Bakkt is losing money. In 2021, it projects an operating deficit of $204 million on $889 million in sales. But from there, its forecast calls for jack rabbit growth. Its filings predict that sales will explode more than seven-fold by 2025 to $6.6 billion.

Sprecher made a dizzying pivot from striving to make Bitcoin a common currency on Wall Street to inventing digital wallets that swaps V-Bucks for Starbucks. You never know, but this trade looks like a winner.

Additional Information and Where to Find It

In connection with the Proposed Transaction, VIH intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus of VIH. This document is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VIH’s ordinary shares in connection with its solicitation of proxies for the vote by VIH’s shareholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with VIH’s change in its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VIH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bakkt, VIH and the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE PROPOSED TRANSACTION AND RELATED MATTERS.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of VIH as of a record date to be established for voting on the Proposed Transaction. VIH’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VIH’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.